Resolute Forest Products Inc.

111 Duke Street, Suite 5000

Montreal, Quebec H3C 2M1

April 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director

Re:	Resolute Forest Products Inc.
Registration Statement on Form S-4
Filed March 3, 2014
File No. 333-194285

Dear Mr. Schwall:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Resolute Forest Products Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to April 24, 2014, at 12:00 noon Eastern Time, or as soon as practicable thereafter. The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Patrick Macken of Troutman Sanders LLP at (404) 885-3136 and that such effectiveness also be confirmed in writing by email to Patrick Macken at patrick.macken@troutmansanders.com.

Very truly yours,

RESOLUTE FOREST PRODCUTS INC.

By:	/s/ Jacques P. Vachon
Jacques P. Vachon
Senior Vice President and
Chief Legal Officer

cc: Patrick Macken, Troutman Sanders LLP